ABS LONG/SHORT STRATEGIES FUND

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is made and entered into effective as of August 1, 2024 by and between ABS Long/Short Strategies Fund, a Delaware statutory Fund (the “Fund”), and ABS Investment Management LLC (the “Adviser”), a Delaware limited liability company.

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, management investment company;

WHEREAS, the Adviser is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), as an investment adviser and is engaged in the business of rendering investment advice and investment management services as an independent contractor;

WHEREAS, the Fund and the Adviser have entered into an Investment Advisory Agreement dated October 14, 2015 (“Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Fund’s Board of Trustees (the “Board”) and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund and, therefore, have entered into this Agreement in order to maintain the Fund’s expense ratio within the Operating Expense Limit, as defined below;

WHEREAS, the Fund obtained an exemptive order from the SEC allowing the Fund to issue difference classes of shares and the Fund and Adviser would like to include such additional share classes in this Agreement;

WHEREAS, this Agreement supersedes the Expense Limitation Agreement between the Fund and the Adviser dated as of October 14, 2015, the amended and restated Expense Limitation Agreement on April 5, 2016, the Expense Limitation Agreements on June 25, 2020, April 26, 2021, April 27, 2022, and August 27, 2023;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	EXPENSE LIMITATION.

a.	Applicable Expense Limit. To the extent that the aggregate Operating Expenses (as defined below) incurred by a class of the Fund (each a “Class”) in any fiscal year (“Class Operating Expenses”) exceed the Operating Expense Limit, as defined in Section 1(b) below, of the Class, such excess amount (the “Excess Amount”) shall be the liability of the Adviser. For the purposes of this Agreement, the term Operating Expenses encompasses expenses of every character, including but not limited to investment advisory fees of the Adviser, but excludes the following: interest expenses and other costs of borrowing(including but not limited to loan commitment fees and other lender fees and expenses); portfolio transaction expenses (including but not limited to brokerage fees and commissions, custodial “ticket” costs to process Fund investments in other investment funds, and other fees and expenses incurred in connection with the acquisition, holding, and disposition of securities and other investments); fees and expenses for outsourced third-party chief compliance officer services, if and when utilized by the Fund; acquired fund fees and expenses; and extraordinary expenses not incurred in the ordinary course of the Fund’s business.

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In determining the Class Operating Expenses, expenses that a Class would have incurred but did not actually pay because of expense offset or brokerage/service arrangements shall be added to the aggregate expenses so as not to benefit the Adviser. Additionally, fees reimbursed to a Fund class relating to brokerage/services arrangements shall not be taken into account in determining the Class Operating Expenses so as to benefit the Adviser.

b.	Operating Expense Limit. A Class’ maximum operating expense limit (each an “Operating Expense Limit”) in a year shall be that percentage of the average month-end net assets of the Class as set forth on Appendix A attached hereto and incorporated by this reference.

c.	Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Class Operating Expenses for a Class shall be annualized as of the last Fund business day (as defined in the Fund’s current prospectus) of the month. If a Class’ annualized Class Operating Expenses for any month exceeds the Operating Expense Limit of the Class, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Class Operating Expenses to an amount no higher than the Class’ Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser shall also remit to the Class an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

d.	Year-End Adjustment. If necessary, on or before the last Fund business day (as defined in the Fund’s current prospectus) of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to a Class with respect to the previous fiscal year shall equal the Excess Amount.

2.	REIMBURSEMENT OF FEE WAIVERS AND EXPENSE REIMBURSEMENTS.

a.	Reimbursement. If in any fiscal year in which the Advisory Agreement is still in effect, the estimated aggregate Class Operating Expenses of a Class for the fiscal year are less than the Operating Expense Limit for that year, the Adviser may be entitled to reimbursement by such Class, in whole or in part as provided below, of the fees or expenses waived or reduced by the Adviser and other payments remitted by the Adviser to the Class pursuant to Section 1 hereof. The total amount of reimbursement to which the Adviser may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to a Class pursuant to Section 1 hereof, during any of the previous three fiscal years, less any reimbursement previously paid by the Class to the Adviser pursuant to this Section 2, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount. This paragraph will survive the expiration or termination of this Agreement.

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b.	Method of Computation. To determine a Class’ accrual, if any, to reimburse the Adviser for the Reimbursement Amount, each month the Class Operating Expenses shall be annualized as of the last Fund business day (as defined in the Fund’s current prospectus) of the month. If the annualized Class Operating Expenses for any month are less than the Operating Expense Limit of the Class, the Class shall accrue into its net asset value an amount payable to the Adviser sufficient to increase the annualized Class Operating Expenses to an amount no greater than the Operating Expense Limit of that Class, provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount. For accounting purposes, when the annualized Class Operating Expenses of a Fund are below the Operating Expense Limit, a liability will be accrued monthly for these amounts.

c.	Year-End Adjustment. If necessary, on or before the last Fund business day (as defined in the Fund’s current prospectus) of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Class Operating Expenses of a Class for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Operating Expense Limit of that Class.

d.	Limitation of Liability. The Adviser shall look only to the assets of a Class for which it waived or reduced fees or remitted payments for reimbursement under this Agreement for payment of any claim hereunder, and neither the Fund’s trustees, officers, employees, agents, nor shareholders, whether past, present or future, shall be personally liable therefor.

3.	TERM, MODIFICATION AND TERMINATION OF AGREEMENT.

This Agreement with respect to a Class shall continue in effect until the expiration date set forth on Schedule A (the “Expiration Date”). The Expiration Date may be extended for successive twelve month periods ending August 31, provided that such extension is approved by a majority of the Fund’s Board of Trustees. The Board may terminate this agreement, in totality or with respect to a Class, at any time. This Agreement shall terminate automatically upon the termination of the Advisory Agreement.

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4.	MISCELLANEOUS.

a.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

b.	Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Agreement and Declaration of Trust or the Fund’s By-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

c.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the day and year first above written.

ABS LONG/SHORT STRATEGIES FUND

/s/ Laurence K. Russian
Name: Laurence K. Russian
Title: Principal Executive Officer/President

ABS INVESTMENT MANAGEMENT LLC

/s/ Laurence K. Russian
Name: Laurence K. Russian
Title: Managing Member

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Expense Limitation Agreement

between

ABS Long/Short Strategies Fund

and

ABS Investment Management LLC

Appendix A

August 1, 2024

Class	Operating Expense Limit	Effective Date	Expiration Date*
Founders’ Class	1.10%	August 1, 2024	August 30, 2025
Institutional Shares	1.35%	August 1, 2024	August 30, 2025
A Shares	2.10%	August 1, 2024	August 30, 2025

*	The Expiration Date may be extended for successive twelve month periods ending August 31, provided that such extension is approved by a majority of the Fund’s Board of Trustees.

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